csi wireless

◦ CSI Wireless Inc.
◦ 4110 - 9th Street SE ◦ Calgary ◦ AB ◦ Canada ◦ T2G 3C4 ◦ www.csi-wireless.com
◦ Phone (403) 259◦3311 ◦ Fax (403) 259◦8866

06011532

SUPPL

RECEIVED MAR 0 6 2006 WASH. D.C. 152 SEC PROCESSING SECTION

February 23, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Press Release dated September 28, 2005
2. Material Change Report dated September 28, 2005
3. Press Release dated October 12, 2005
4. Press Release dated October 31, 2005
5. Press Release dated November 1, 2005
6. Press Release dated November 2, 2005
7. Certification of Interim Filings During Transition Period Dated November 2, 2005
8. Certification of Interim Filings During Transition Period Dated November 2, 2005
9. Press Release dated November 9, 2005
10. Interim Management's Discussion and Analysis for the nine months ended September 30, 2005
11. Interim Financial Statements for the nine months ended September 30, 2005
12. Confirmation of Mailing of Interim Report for the period ending September 30, 2005
13. Press Release dated December 6, 2005
14. Press Release dated December 14, 2005
15. Press Release dated January 3, 2006
16. Press Release dated January 19, 2006
17. Press Release dated January 27, 2006
18. Press Release dated February 2, 2006
19. Press Release dated February 9, 2006
20. Press Release dated February 14, 2006
21. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated February 7, 2006
22. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated February 2, 2006
23. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated January 20, 2006
24. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated January 18, 2006

PROCESSED
MAR 0 9 2006
THOMSON
FINANCIAL

dlw 3/9

25. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated January 16, 2006
26. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated December 6, 2005
27. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated October 12, 2005
28. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated September 15, 2005
29. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 15, 2005
30. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 6, 2005
31. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated April 15, 2005
32. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated April 15, 2005
33. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated November 25, 2004
34. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated October 29, 2004

Please contact us should you have any questions, 403-259-3311.

Yours truly,
CSI Wireless Inc.

Tracy Bedard
Executive Assistant

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Colin		
Middle Name:			
Surname:	Maclellan		
Date of Birth (MM/DD/YYYY):	07/27/1958		
Has a PIF been submitted:	Yes	When:	03/18/2002

Type of Change	Position Title	Effective Date
Change in Position	Sr. VP & GM, Wireless	02/01/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	02/07/2006 13:07:46
Last Updated:	02/07/2006 13:07:46

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Kenneth		
Middle Name:	Eric		
Surname:	Olson		
Date of Birth (MM/DD/YYYY):	04/03/1968		
Has a PIF been submitted:	Yes	When:	02/02/2006

Type of Change	Position Title	Effective Date
New	VP Finance, Wireless	02/01/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	02/02/2006 10:57:19
Last Updated:	02/02/2006 10:57:19

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Ronald		
Middle Name:	Anthony		
Surname:	Spinek		
Date of Birth (MM/DD/YYYY):	02/17/1942		
Has a PIF been submitted:	Yes	When:	01/19/2006

Type of Change	Position Title	Effective Date
New	VP & GM, Hemisphere GPS Air Division	01/13/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	01/20/2006 16:36:56
Last Updated:	01/20/2006 16:36:56

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	William		
Middle Name:	J.		
Surname:	Burdick		
Date of Birth (MM/DD/YYYY):	12/27/1951		
Has a PIF been submitted:	Yes	When:	01/18/2006

Type of Change	Position Title	Effective Date
New	Vice President Sales	01/11/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	01/18/2006 10:49:48
Last Updated:	01/18/2006 10:49:48

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Stanley		
Middle Name:	Dean		
Surname:	Ryerson		
Date of Birth (MM/DD/YYYY):	03/16/1946		
Has a PIF been submitted:	Yes	When:	04/14/2005

Type of Change	Position Title	Effective Date
Change in Position	Chief Operating Officer, Hemisphere GPS LLC	01/13/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	01/16/2006 11:49:15
Last Updated:	01/16/2006 11:49:15

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Philip		
Middle Name:			
Surname:	Gabriel		
Date of Birth (MM/DD/YYYY):	02/11/1960		
Has a PIF been submitted:	Yes	When:	12/04/2002

Type of Change	Position Title	Effective Date
Change in Position	Vice President & Division Manager, Presicion Products	12/01/2005

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	12/06/2005 12:45:46
Last Updated:	12/06/2005 12:45:46

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:			
First Name:	Hamid		
Middle Name:			
Surname:	Najafi		
Date of Birth (MM/DD/YYYY):	02/18/1952		
Has a PIF been submitted:	Yes	When:	06/28/2000

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	10/12/2005

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	10/12/2005 11:47:35
Last Updated:	10/12/2005 11:47:35

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Ms.		
First Name:	Lisa		
Middle Name:	Marie		
Surname:	Smith		
Date of Birth (MM/DD/YYYY):	07/04/1966		
Has a PIF been submitted:	Yes	When:	09/13/2005

Type of Change	Position Title	Effective Date
New	Vice President, Supply Chain Operations	09/07/2005

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	09/15/2005 18:41:18
Last Updated:	09/15/2005 18:41:18

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Cory		
Middle Name:			
Surname:	Pala		
Date of Birth (MM/DD/YYYY):			
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
Change in Position	Manager, Investor Relations	01/01/2004

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/15/2005 18:29:54
Last Updated:	06/15/2005 18:29:54

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Richard		
Middle Name:	Wayne		
Surname:	Heiniger		
Date of Birth (MM/DD/YYYY):	07/04/1953		
Has a PIF been submitted:	Yes	When:	04/14/2005

Type of Change	Position Title	Effective Date
New	Director	05/25/2005

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/06/2005 11:36:33
Last Updated:	06/06/2005 11:36:33

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Stanley		
Middle Name:	Dean		
Surname:	Ryerson		
Date of Birth (MM/DD/YYYY):	03/16/1946		
Has a PIF been submitted:	Yes	When:	04/14/2005

Type of Change	Position Title	Effective Date
New	Vice President & General Manager, Satloc LLC	04/09/2005

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	04/15/2005 13:03:32
Last Updated:	04/15/2005 13:03:32

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Richard		
Middle Name:	Wayne		
Surname:	Heiniger		
Date of Birth (MM/DD/YYYY):	07/04/1953		
Has a PIF been submitted:	Yes	When:	04/14/2005

Type of Change	Position Title	Effective Date
New	President, Satloc LLC	04/09/2005

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	04/15/2005 13:01:52
Last Updated:	04/15/2005 13:01:52

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Christopher		
Middle Name:			
Surname:	Carver		
Date of Birth (MM/DD/YYYY):	10/23/1960		
Has a PIF been submitted:	Yes	When:	08/11/2001

Type of Change	Position Title	Effective Date
Terminated/Resigned	Vice President Product Development	11/24/2004

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	11/25/2004 11:00:50
Last Updated:	11/25/2004 11:00:50

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Terry		
Middle Name:	Walter		
Surname:	Sydoryk		
Date of Birth (MM/DD/YYYY):	02/15/1961		
Has a PIF been submitted:	Yes	When:	10/29/2004

Type of Change	Position Title	Effective Date
New	Vice President Telematics & Location Tag Products	10/25/2004

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	10/29/2004 16:19:11
Last Updated:	10/29/2004 16:19:11

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless secures international distributors for new GSM fixed wireless phones

Three firms will distribute CSI's new phones

Barcelona, Spain – February 14, 2006 - (TSX:CSY) – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced from the 3GSM World Congress here in Barcelona that it has secured experienced international distributors for CSI's new fixed wireless phones featuring GSM technology.

Access Telecom Inc., Anglo-Nordic and Wireless Market Rendszerház Kft (WM) have all agreed to distribute CSI Wireless new 405 Series and 415 Series GSM phones. Access Telecom will distribute the phones in the Americas starting in April, Anglo Nordic will distribute them in Finland starting immediately, and WM will distribute them in Hungary starting immediately.

Access Telecom is a distribution provider to the wireless communications industry in North America and Latin America. It has client list that features some of the largest and best-known telecommunications manufacturers including Nokia, Samsung, Sony Ericsson, Panasonic, Motorola, Kyocera, Siemens, and Handspring. Access Telecom distributes their products – and now CSI Wireless' products – through its global contacts with network operators, agents, resellers, dealers and retailers.

Anglo-Nordic, established in 1935, is a privately owned Finnish distributor that represents a wide variety of globally recognized brands including NOKIA, Hitachi, Clarion, CASIO, Cross, KODAK, HEAD, Pentel and Rapid. Finland boasts one of the world's highest wireless telephone penetration rates, with fixed wireless phones becoming increasingly popular in home and office environments as replacements for traditional landline phones.

WM is a Hungarian distributor specializing in wireless mobile data communication products. It maintains very close contacts with Hungary's GSM network operators, system integrators and application developers, and is able to provide GPRS communication devices for various information technology interfaces. Hungary has become a popular test market for many major wireless hardware and service providers, including T-Mobile and Vodafone.

"We enthusiastically welcome these distribution partners," said Stephen Verhoeff, CSI Wireless' President and CEO. "Access Telecom, Anglo-Nordic and Wireless Market Rendszerház Kft are leading international distributors that will help us continue to aggressively expand the market reach of our GSM and TDMA fixed-wireless product lines."

CSI Wireless new 405 Series phone is an entry-level fixed wireless product for consumers wanting superior voice and text-messaging services at a very affordable price. The new 415 Series phone is for consumers wanting not only superior voice and text-messaging, but Internet and email (via a PC connection) and speaker phone capability too. Both phones are designed and built by CSI Wireless, and available to cellular carriers and retailers for their customized branding..

CSI Wireless offers two versions of its 405 Series phone – the 405a Series for the Americas, and the 405e Series for Europe and the rest of the world. CSI also offers two comparable versions of its 415 Series phone – the 415a Series and the 415e Series.

The 405a Series and 405e Series phones feature:

- A high-performance receiver and as much as two-watt output power to ensure maximum operational range, including cellular networks' "fringe" areas
- A strong back-up battery to provide three hours of emergency talk time and 48 hours of emergency stand-by time during power outages
- SMS text-messaging
- Four-digit PIN security to limit who can make outgoing non-emergency calls
- LCD back-lit screen, tilted for easy viewing
- Memory capacity for 250 phone numbers
- A user-friendly interface designed specifically for fixed wireless telephones
- Multiple languages
- Attractive styling

The 415a Series and 415e Series phones offer all of the same outstanding features, plus:

- GPRS wireless technology to enable data transmissions – Internet and email
- A large, tilted LCD back-lit screen for even easier viewing
- Speaker phone
- Memory capacity for 1,000 phone numbers

CSI Wireless is one of the world's leading suppliers of fixed wireless telephones – offering both GSM-based and TDMA-based models. CSI's Motorola-branded Motorola FX800t product is the largest-selling TDMA fixed wireless phone in Latin America.

CSI Wireless entered the enormous India market last month, becoming one of three suppliers to India's largest cellular carrier, which has initiated a national launch of fixed wireless telephones. CSI has purchase orders for an initial shipment of 30,000 GSM phones. India is the world's fastest-growing market for fixed wireless phones, with more than 200,000 new subscribers being added each month, says the Association of Unified Telecom Service Providers of India.

Fixed wireless phones enable rapid, low-cost telecommunications for millions of consumers in regions of the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, fixed wireless phones provide much broader signal range and voice quality. They don't require battery recharging because they plug into standard electrical outlets.

Cellular carriers, distributors and anyone else interested in CSI's Series 405 and Series 415 phones, or CSI's other fixed wireless products, can email 3gsm@csi-wireless.com and/or make an appointment with CSI representatives at the 3GSM World Congress in Barcelona (Room HS6.24 in the Fira de Barcelona Exhibition Centre) from February 13 to 16.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular

handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Texas, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Dirk Devisch
European Sales Dir., Fixed Wireless
CSI Wireless Inc.
+32-498-703223
ddevisch@csi-wireless.com

Stephen Verhoeff
.President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI scales back Telematics product line investments

Calgary, Alberta – February 9th, 2006 - (TSX:CSY) - CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today announced the reduction of staff, expenses and overall investment within its Telematics product line. Historically, the Telematics product line has been the weakest financial performer in CSI, and therefore as a result of these actions, overall corporate performance is expected to improve.

"We will continue to evaluate our Telematics business and are exploring all opportunities for maximizing value from this business unit," said Stephen Verhoeff, CSI Wireless' President and CEO. "As part of this rationalization, we remain focused on the highest-value telematics products in the portfolio and we will be working closely with the customer base to ensure their needs are appropriately served."

Recognized as leaders in their growing markets, the Hemisphere GPS and Fixed Wireless product lines have proven business models. CSI will focus specifically on opportunities driven by its core competencies and those with the greatest earnings potential.

CSI continues to operate its Hemisphere GPS and Fixed Wireless divisions independently, with each having their own operating goals and financial performance targets.

"This initiative will strengthen the overall performance of CSI as we move forward," Mr. Verhoeff said. "Our decision was not taken lightly but we view it as beneficial overall for the company, and it ensures that our resources are allocated to maximize performance and growth for the corporation."

Greater detail regarding the financial impact of these changes will be provided when CSI issues its year-end financial results in early March.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Texas, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless introduces two new GSM phones for global fixed wireless market

New phones offer industry-leading feature sets and proven CSI quality and durability

Calgary, Alberta – February 2, 2006 - (TSX:CSY) – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced the introduction of two new fixed wireless telephones featuring GSM technology. CSI Wireless will formally launch both phones at the 3GSM World Congress from February 13 to 16 in Barcelona, Spain.

The new Series 405 phone is an entry-level fixed wireless product for consumers wanting superior voice and text-messaging services at a very affordable price. The new Series 415 phone is for consumers wanting not only superior voice and text-messaging, but Internet and email (via a PC connection) and speaker phone capability.

Both phones are designed and built by CSI Wireless, and available to cellular carriers and retailers for their customized branding. CSI is negotiating with international distributors, and expects to announce one or more agreements soon.

Because CSI's fixed wireless products utilize existing cellular networks, they are ideal in regions where conventional copper-wire landline phone service is unavailable or unaffordable. No professional installation is required. Plug the phones – which closely resemble traditional desktop or wall-mounted phones – into electrical outlets and they're ready for use with cellular networks.

CSI Wireless offers two versions of the Series 405 phone – the Series 405a for the Americas, and the Series 405e for Europe and the rest of the world. CSI also offers two comparable versions of the Series 415 phone – the Series 415a and the Series 415e.

The Series 405a and Series 405e both feature:

- A high-performance receiver and up to two-watt output power to ensure maximum operational range, including cellular network "fringe" areas
- A strong back-up battery to provide three hours of emergency talk time and 48 hours of emergency stand-by time during power outages
- SMS text-messaging
- Four-digit PIN security to limit who can make outgoing non-emergency calls
- LCD back-lit screen, tilted for easy viewing
- Memory capacity for 250 phone numbers
- A user-friendly interface designed specifically for fixed wireless telephones
- Multiple languages
- Attractive styling

The Series 415a and Series 415e phones offer all of the same outstanding features, plus:

- GPRS wireless technology to enable data transmissions via a USB port to a personal computer for Internet and email access

- A large, tilted LCD back-lit screen for even easier viewing
- Speaker phone
- Memory capacity for 1,000 phone numbers

CSI Wireless is one of the world's leading suppliers of fixed wireless telephones – offering both GSM-based and TDMA-based models. CSI's FX800t product is the largest-selling TDMA fixed wireless phone in Latin America.

Fixed wireless phones enable rapid, low-cost telecommunications for millions of consumers in regions of the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, fixed wireless phones provide much broader signal range and voice quality. They don't require battery recharging because they plug into standard electrical outlets.

Cellular carriers, distributors and anyone else interested in CSI's Series 405 and Series 415 phones, or CSI's other fixed wireless products, can email 3gsm@csi-wireless.com and/or make an appointment with CSI representatives at the 3GSM World Congress in Barcelona (Room HS6.24 in the Fira de Barcelona Exhibition Centre) from February 13 to 16.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Texas, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Dirk Devisch
European Sales Dir., Fixed Wireless
CSI Wireless Inc.
+32-498-703223
ddevisch@csi-wireless.com

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Reports New Fixed Wireless Orders

Purchase orders of $5M include first GSM sales to India, repeat GSM Sales in Europe & the Americas, as well as TDMA sales to Latin America.

Calgary, Alberta – January 27, 2006 - (TSX:CSY) – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that it has received more than $5M of new purchase orders for CSI's fixed wireless phones.

Ongoing orders from Latin America are for CSI's 300 Series phone, the largest-selling TDMA-based fixed wireless phone in Latin America. Initial orders from India were for CSI's new GSM-based phone that was developed for India's largest cellular carrier. The carrier is executing a launch of GSM fixed wireless phones in India this month, and CSI is one of only three suppliers selected for this nationwide event.

CSI has received purchase orders from India for an initial shipment of 30,000 of its GSM phones. India is the world's fastest growing market for fixed wireless phones and carriers in India are growing their fixed wireless customer base at a very rapid rate. According to the Association of Unified Telecom Service Providers of India, in November alone, more than 220,000 fixed wireless subscribers were added in this marketplace. These additions have pushed India's national subscriber rate beyond six million people.

Most of India's desktop cellular phone growth to date has involved CDMA-based phones. With the recent introduction of GSM fixed wireless phones, it is expected that GSM-based phones will rapidly gain market share. CSI Wireless introduced its first GSM-based phones last year, and recently designed and manufactured a new model for India that features voice and data capability.

"India is a new market for us, and one with enormous potential," said Stephen Verhoeff, CSI Wireless' President and CEO. "Our sales volumes there will be driven by carriers' success in selling through to end customers. We will know how that sell-through is going in the coming months."

Shipments of the phones under the initial GSM purchase order to India, and the TDMA purchase order to Latin America, have already begun. All deliveries are to be completed during the first quarter.

"We have already received very positive feedback from India regarding the performance and quality of our GSM phone," Mr. Verhoeff said. "We added several special features for the Indian carrier, which put the phone through a lengthy series of quality-control tests. It passed – and generated strong reviews."

CSI Wireless will continue to provide fixed wireless phone sales updates as purchase orders are received and confirmed.

CSI will be participating at the 3GSM World Congress in Barcelona Spain from February 13 to 16, unveiling its full fixed wireless product portfolio, including some key new product additions.

Fixed wireless phones are a rapid, low-cost option for providing telecommunications to consumers in regions of the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, fixed wireless phones provide better signal range and voice quality. They plug into standard electrical power outlets, and resemble standard desktop or wall-mounted phones. The primary markets for CSI Wireless' GSM-based and TDMA-based fixed wireless phones are private homes and small businesses.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Texas, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Hemisphere GPS — csi wireless

www.hemispheregps.com - www.csi-wireless.com Toronto Stock Exchange Symbol: CSY

CSI's Hemisphere GPS completes Del Norte acquisition

Calgary, Alberta – January 19, 2006 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that its Hemisphere GPS division has completed its previously announced acquisition of Del Norte Technology, Inc. of Euless, Texas.

Effective January 1, 2006, Hemisphere GPS purchased the Del Norte business assets for cash of US$940,000, including working capital of approximately US$250,000. An overview of the Del Norte acquisition can be found in CSI Wireless' January 3, 2006 news release.

Hemisphere GPS is combining its Satloc aerial guidance unit with the Del Norte assets to create a new unit called Hemisphere Air that is focused on providing GPS products for aerial guidance, primarily for agricultural applications.

About Hemisphere GPS
Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, Del Norte, Crescent and CSI. Hemisphere is a leader in the design and development of GPS and differential GPS technology.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona, Kansas and now Texas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Rick Heiniger
President
Hemisphere GPS
816-595-5542
rheiniger@hemispheregps.com

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311
jadams@csi-wireless.com

CSI's Hemisphere GPS acquires aerial guidance competitor

Del Norte expands Hemisphere GPS' product offerings, market share, global reach

Calgary, Alberta – January 3, 2006 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that its Hemisphere GPS division is acquiring Del Norte Technology Inc. of Euless, Texas, for US$940,000. The transaction is effective January 1, 2006, and is expected to close prior to January 31, 2006.

With 2005 sales of approximately US$1.7M, Del Norte® has more than 20 years experience designing and manufacturing specialized GPS products for the aerial guidance market – primarily crop dusting or aerial spraying. It has been achieving annual sales growth of between 15% and 20% in recent years.

Hemisphere GPS is already a global leader in aerial guidance for agriculture, through its popular Satloc® brand that includes AirStar™, LiteStar™ and M3™ products. Hemisphere will offer its Satloc products and the Del Norte products – including DGPS Flying Flagman® FliteTrac™, IntelliFlow® and Spray Off™ – through a new division called Hemisphere Air.

"Combining the capabilities of the Satloc and the Del Norte brands will enable us to offer a broad range of products across almost all product application levels and geographic regions," said Rick Heiniger, President of Hemisphere GPS. "Our primary goal is to serve the growing aerial application industry with very focused effort. We will also be the worldwide market leader – accounting for about three-quarters of all GPS aerial guidance sales."

Satloc has a strong customer base in North and South America, Africa and Australasia that will very effectively complement Del Norte's customer base in Central America, Australasia and Africa. Satloc and Del Norte will also capitalize on each other's strong distribution networks, and achieve other cost-saving operational efficiencies.

"Hemisphere GPS is committed to the aerial guidance market, and our Del Norte acquisition underlines that fact," Mr. Heiniger said. "We plan to be an increasingly dominant player in this space. Combining our expertise in pilot guidance and situational awareness with Del Norte's expertise in aerial flow control systems and automation will help us succeed."

Del Norte President Ron Spinek, who becomes Vice-President of Hemisphere GPS and General Manager of Hemisphere Air, added: "This transaction brings together two of the strongest teams in the industry. Combining our engineering resources and other product development strengths, while achieving important cost efficiencies, will mean added value to all Del Norte and Satloc customers."

Hemisphere GPS is a technology leader in several specialized niche markets, including both aerial and ground-based agricultural applications. The company is intent on leveraging its leadership and underlying intellectual property to increase its dominance in existing GPS

markets and in emerging GPS markets, including forest firefighting, pest control, data collection and environmental initiatives.

"Being the best in the GPS precision agriculture market is very important to us," said Stephen Verhoeff, CSI's President and CEO. "The quality of our products, the growing demand they are generating, and our reputation in the marketplace, have made precision agriculture an important part of business for many years. Satloc and Del Norte are leaders in the aerial precision market, and combining our strengths will ensure that CSI and Hemisphere GPS remain leaders too."

Transaction Overview

Hemisphere GPS will purchase the Del Norte business and assets – including working capital of approximately US$250,000 – for US$940,000 in cash.

Hemisphere GPS will assume control of Del Norte's leased facilities in Euless, Texas, and locate Hemisphere Air's headquarters there.

The transaction is subject to certain conditions, including completion of formal documentation, final board approvals, regulatory approvals and there being no material adverse change in the business and affairs of Del Norte before the closing date.

In the short-term, Del Norte and Satloc will operate in a business-as-usual fashion. Customers can expect no changes or disruptions in service or in their respective Del Norte, Satloc and Hemisphere GPS contacts.

About Hemisphere GPS

Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, Crescent and CSI. Hemisphere is a leader in the design and development of GPS and differential GPS technology.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona, Kansas and now Texas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Rick Heiniger
President
Hemisphere GPS
816-595-5542
rheiniger@hemispheregps.com

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311
jadams@csi-wireless.com

Hemisphere reaches auto-steering sales milestone

Combined sales of Outback eDrive and Satloc GPSteer surpass 2,000 units

Calgary, Alberta – Dec. 14, 2005 - (TSX:CSY) – Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, today announced that it has reached a sales milestone by selling more than 2,000 of its Outback™ eDrive and Satloc GPSteer automated steering systems for tractors and other self-propelled agricultural equipment.

Hemisphere introduced its two auto-steering products in North America in early 2004, and introduced them in South America, Europe and Australia during 2005.

"The market response to Outback eDrive and to GPSteer is overwhelmingly positive wherever we go," said Rick Heiniger, President of Hemisphere GPS, a wholly owned subsidiary of CSI Wireless Inc. of Calgary. "Farmers quickly recognize the enormous advantages of our low-cost, easy-to-operate auto-steering technology."

Outback eDrive and GPSteer integrate with GPS guidance systems to automatically steer agricultural vehicles along consistently straight or curved rows. Operators touch the steering wheel only when turning at the end of a row. They engage Outback eDrive or GPSteer when starting a row. It automatically disengages when they begin turning at the end of the row.

Hemisphere's auto-steering technology enhances driver accuracy and improves field productivity by reducing costly overlaps and skipped areas between rows. It eases driver fatigue and enables vehicles to operate at night or in other low-visibility environments, which means increased flexibility and productivity. eDrive and GPSteer can be quickly installed on many types of new and used tractors and other self-propelled equipment.

Outback eDrive is part of Hemisphere's popular Outback product line, while GPSteer is available to Original Equipment Manufacturers (OEMs) under Hemisphere's Satloc brand.

The Outback product line is built around the Outback S and Outback S2 GPS guidance systems. The new Outback S2 features Hemisphere's exclusive Crescent® GPS technology that offers significantly improved accuracy and other performance factors, including faster start-up and signal acquisition times, improved update rates, and lower power consumption.

The Outback S2's enhanced performance also enhances the performance of Outback eDrive – making eDrive even more cost-effective and pushing demand for the product even higher.

"Reaching the 2,000-sales mark is the first of what we anticipate will be many milestones for eDrive and GPSteer – especially now that they can be used with our new high-performance Crescent receiver technology," Mr. Heiniger said. "The market potential for these auto-steering products is very exciting."

Hemisphere offers a wide variety of model-specific eDrive installation kits that enable buyers to install the auto-steering system on different tractors, self-propelled sprayers and combines. The kits enable installation of the new 2006 version of eDrive on 344 different models of tractors, sprayers and combines, with more models being added regularly.

The latest additions for tractors are John Deere 2WD/MFWD models 4040, 4050, 4055, 4240, 4250, 4255, 7200, 7210, 7400, 7410, and 7510, and Case Steiger Quadtrac 4WD models 9370Q and 9380Q. The latest additions for self-propelled sprayers are Ag-Chem RoGator models 854 (prior to 1997), 874, 1074, and 1274, Wilmar Ranger models 7200 and 7400, and Wilmar Eagle models 8100 and 8400. The latest additions for combines are New Holland models TR86, TR87, TR88, TR89, TR96, TR97, TR98, and TR99, And CLAAS Lexion models 460, 465, 470, 475, 470R, 475R, 480, 485,480R, and 485R.

About Hemisphere GPS
Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, CSI and now Crescent. Hemisphere is a leader in the design and development of GPS and differential GPS technology.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Rick Heiniger	Cory Pala	Jeff Adams
President	Investor Relations	Public Relations Manager
Hemisphere GPS	E-vestor Communications Inc.	CSI Wireless Inc.
816-595-5542	416-657-2400	403-259-3311/615-8747 (cell)
rheiniger@hemispheregps.com	cpala@evestor.com	jadams@csi-wireless.com

CSI's Hemisphere GPS introduces new Vector heading sensor OEM module

New product features Hemisphere's high-performance Crescent™ technology

Calgary, Alberta – Dec. 6, 2005 - (TSX:CSY) – Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, today announced the introduction of a new heading sensor module for Original Equipment Manufacturers (OEMs) that features Hemisphere's high-performance Crescent™ GPS technology.

"The Crescent Vector OEM module is a dynamic navigation solution at a very affordable price," said Rick Heiniger, President of Hemisphere GPS, a wholly owned subsidiary of CSI Wireless Inc. "It's well-suited to any application requiring accurate heading and positioning."

The Crescent Vector OEM module, a printed circuit board, is a complete GPS compass and positioning system designed primarily for the marine market but also very applicable for other markets including agriculture and machine control.

The integration of Hemisphere's patented Crescent GPS technology enables the Crescent Vector OEM module, in comparison with competing products, to deliver higher update rates, noise-reduced raw measurements, more memory, more processor capacity, lower power consumption, and more advanced applications and sophisticated configurations.

Crescent technology also enables the module to simultaneously employ multiple front-ends – enabling tighter coupling of measurements from separate antennae for use with heading-based products. Users will achieve excellent accuracy and stability, due to Crescent's more accurate code phase measurements, improved multipath mitigation, and fewer components.

The Crescent Vector OEM module offers maximum flexibility to OEMs and integrators by enabling them to choose their appropriate power supply and communications translation.

In addition to its discrete Crescent GPS components, the module integrates a single-axis gyro and a tilt sensor onto a small form factor. Its heading accuracy ranges from 0.1 degrees (rms) at 2.0-meter antenna separation to 0.25 degrees (rms) at 0.5-meter antenna separation. It provides heading and positioning updates of up to 20 Hz, and delivers positioning accuracy of 20 cm 95% of the time when used with Crescent's L-Dif differential GPS (DGPS) receiver product, and 50 cm 95% of the time when used with WAAS (Wide Area Augmentation System) DGPS.

The Crescent Vector OEM module also features Hemisphere's exclusive COAST™ software that enables Hemisphere receivers to utilize old DGPS correction data for 40 minutes or more without significantly affecting the quality of positioning. When using COAST, the Crescent Vector OEM is less likely to be affected by differential signal outages due to signal blockages, weak signals or interference.

About Hemisphere GPS

Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, CSI and now Crescent. Hemisphere is a leader in the design and development of GPS and Differential GPS technology.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Rick Heiniger	Cory Pala	Jeff Adams
President	Investor Relations	Public Relations Manager
Hemisphere GPS	E-vestor Communications Inc.	CSI Wireless Inc.
816-595-5542	416-657-2400	403-259-3311/615-8747 (cell)
rheiniger@hemispheregps.com	cpala@evestor.com	jadams@csi-wireless.com

File No. 82-34943

csi wireless™

November 16, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité de marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Dear Sirs:

Subject: **CSI Wireless**

We confirm the following material was sent by pre-paid mail on November 15, 2005 to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report for period ending September 30, 2005

We are also confirming a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators National Instrument 54-101.

We are providing this material to you as the subject corporation, in compliance with regulations made under the Securities Act.

Yours truly,
CSI Wireless Inc.

"Signed by"
Tracy Bedard
Executive Assistant

Consolidated Financial Statements of

CSI WIRELESS INC.

Periods ended September 30, 2005 and 2004

CSI WIRELESS INC.

Consolidated Balance Sheets

	September 30, 2005 (unaudited)	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 12,496,703	$ 10,253,440
Accounts receivable	9,238,731	18,218,500
Inventories	14,010,003	7,149,906
Prepaid expenses and deposits	813,224	629,930
	36,558,661	36,251,776
Property and equipment	11,591,343	7,737,275
Intangible assets	4,891,545	–
Goodwill	36,822,133	18,818,176
	$ 89,863,682	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,717,071	$ 11,674,507
Current portion of long-term debt (note 3)	468,323	–
Current portion of capital lease obligations	867,968	1,162,147
	8,053,362	12,836,654
Long-term debt (note 3)	436,118	–
Capital lease obligations	672,619	462,537
Shareholders' equity:		
Share capital (note 4)	103,456,310	67,273,700
Contributed surplus	1,761,667	1,176,994
Deficit	(24,516,394)	(18,942,658)
	80,701,583	49,508,036
	$ 89,863,682	$ 62,807,227

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
Sales	$ 12,140,798	$ 23,181,376	$ 58,039,328	$ 57,034,820
Cost of sales	8,912,010	15,853,075	39,775,291	37,458,757
	3,228,788	7,328,301	18,264,037	19,576,063
Expenses:				
Research and development	2,819,242	2,763,337	7,922,170	7,348,594
Selling	2,250,117	1,197,234	5,881,680	3,440,330
Dealer selling commissions	251,985	–	1,735,347	–
General and administrative	1,757,892	1,257,106	4,685,720	3,545,414
Stock based compensation (note 4(d))	301,665	204,421	737,342	497,065
Depreciation and amortization	958,625	398,613	2,311,309	959,736
	8,339,526	5,820,711	23,273,568	15,791,139
Earnings (loss) before undernoted items	(5,110,738)	1,507,590	(5,009,531)	3,784,924
Foreign exchange loss	732,889	387,678	644,122	202,399
Interest (income) expense	(55,284)	(24,535)	(79,917)	26,079
Redemption premium on preferred shares	–	41,367	–	167,524
Net earnings (loss)	(5,788,343)	1,103,080	(5,573,736)	3,388,922
Deficit, beginning of period	(18,728,051)	(20,949,921)	(18,942,658)	(22,837,629)
Change in accounting policy	–	–	–	(398,134)
Deficit, end of period	$(24,516,394)	$(19,846,841)	$(24,516,394)	$(19,846,841)
Earnings (loss) per common share:				
Basic	$ (0.13)	$ 0.03	(0.14)	$ 0.11
Diluted	$ (0.13)	$ 0.03	(0.14)	$ 0.10
Weighted average shares outstanding:				
Basic	43,332,724	32,984,664	38,539,245	31,500,675
Diluted	43,563,001	34,608,024	39,007,166	33,020,955

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
Cash flows from (used in) operating activities:				
Net earnings (loss)	$ (5,788,343)	$ 1,103,080	$ (5,573,736)	$ 3,388,922
Items not involving cash:				
Depreciation and amortization	958,625	398,613	2,311,309	959,736
Stock based compensation	301,665	204,421	737,342	497,065
Unrealized foreign exchange gain	(153,476)	–	(153,516)	–
Redemption premium on preferred shares	–	41,367	–	167,524
Foreign exchange (gain) loss on preferred shares	–	(46,909)	–	44,092
	(4,681,529)	1,700,572	(2,678,601)	5,057,339
Change in non-cash operating working capital:				
Accounts receivable	1,630,895	(2,960,792)	3,285,931	(4,094,961)
Inventories	1,187,682	(1,563,579)	2,798,517	12,933
Prepaid expenses and deposits	(209,162)	(382,518)	(113,044)	(434,330)
Accounts payable and accrued liabilities	(4,397,482)	287,460	(6,398,333)	1,415,120
Redemption premium on preferred shares	–	(652,750)	–	(652,750)
	(6,469,596)	(3,571,607)	(3,105,530)	1,303,351
Cash flows from (used in) financing activities:				
Bank indebtedness	–	–	–	(2,557,939)
Senior long-term debt	–	–	–	(761,672)
Other long-term debt	(136,749)	–	(275,933)	–
Capital leases	(425,130)	(431,554)	(1,366,896)	(490,066)
Preferred share retraction	–	(1,994,520)	–	(1,994,520)
Issue of share capital, net of share issue costs	5,355,164	627,866	22,311,386	16,838,367
	4,793,285	(1,798,208)	20,668,557	11,034,170
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(883,949)	(584,682)	(2,565,254)	(1,477,079)
Business acquisition (note 2)	–	–	(12,754,510)	–
	(883,949)	(584,682)	(15,319,764)	(1,477,079)
Increase (decrease) in cash position	(2,560,260)	(5,954,497)	2,243,263	10,860,442
Cash and cash equivalents, beginning of period	15,056,963	16,814,939	10,253,440	–
Cash and cash equivalents, end of period	$ 12,496,703	$ 10,860,442	$ 12,496,703	$ 10,860,442
Supplemental disclosure:				
Interest paid	$ 32,145	$ 25,226	$ 174,200	$ 159,575
Interest received	$ 75,598	$ 53,540	$ 179,692	$ 122,622

See accompanying notes to consolidated financial statements.

1. Basis of presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2004, except as follows:

(a) Intangible assets:

In conjunction with the acquisition of the Outback Business (note 2), the Company acquired intangible assets of $5,216,796, all of which are subject to amortization. The aggregate carrying amount is comprised of a number of identified intangible assets including tradenames, customer lists, customer and dealer relationships, technology and a non-competition agreement. These assets will be amortized on a straight-line basis over their estimated useful lives. During the period, $325,251 has been recorded as amortization expense relating to intangible assets.

The disclosures herein are incremental to those included within the annual financial statements. These interim financial statements should be read in conjunction with the annual statements.

2. Business acquisition:

On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC ("Satloc"), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback® line of products (the "Outback Business") from RHS Inc. ("RHS"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Current assets	$ 9,728,864
Property and equipment	1,962,990
Intangible assets	5,216,796
Goodwill	18,003,957
Current liabilities	(7,134,735)
Long-term debt	(1,333,889)
	$ 26,443,983

Consideration paid consisted of:

Note payable	$ 11,909,061
Common shares issued to RHS shareholders	13,689,473
Transaction costs	845,449
	$ 26,443,983

2. Business acquisition (continued):

The note payable was settled on April 20, 2005 subsequent to the closing of the Company's private placement of common shares (note 4(b)).

The 4,400,000 common shares issued are held in escrow with 1,000,000 to be released on each the first and second anniversary of the closing date and 1,950,000 to be released on the third anniversary of the closing date. The remaining 450,000 shares are subject to holdback against certain claims that may arise for which the Company has been indemnified.

An additional 2,100,000 Performance Warrants may be issued to RHS if the Outback Business achieves certain growth and profitability targets in fiscal 2005, 2006 and 2007. Each Performance Warrant will entitle the holder to acquire, for no additional consideration, one common share of the Company. If the Performance Warrants become issuable, they will be accounted for as additional goodwill on the acquisition.

3. Long-term debt:

	September 30, 2005	December 30, 2004
Term debt, with a principal of US $778,952, repayable in monthly installments of US $37,465 with interest calculated at 7.75%, maturing August 2007 and secured by the specific computer equipment and software.	$ 904,441	$ –
Less current portion	(468,323)	–
	$ 436,118	$ –

4. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2004	33,441,152	$ 67,273,700
Issued on exercise of stock options	1,064,254	2,376,078
Exercise of share purchase warrants	2,641,000	5,282,000
Exercise of Bankers Warrants	250,000	625,000
Exercise of Agents Warrants	53,718	107,436
Issued on private placement	4,000,000	15,000,000
Issued on business acquisition (note 2)	4,400,000	13,689,473
Transfer from contributed surplus on exercise of stock options		181,751
Share issue costs		(1,079,128)
Balance, September 30, 2005	45,850,124	$ 103,456,310

(c) At September 30, 2005 there were 3,131,198 stock options outstanding.

(d) Stock based compensation:

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in the third quarter of 2005: zero dividend yield; expected volatility of 52%; risk-free rates of 5%; and expected lives of 2.5 years. For the quarter ended September 30, 2005, the weighted average fair value of stock options issued was $1.19. The Company recorded $301,665 as compensation expense during the quarter.

CSI WIRELESS INC.

Periods ended September 30, 2005 and 2004
(Unaudited)

5. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance. The Outback Business (note 2) has been included in the GPS Business Unit consistent with management's organization of the operating segments.

Three months ended September 30:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 5,637,000	$ 7,474,000	$ 6,504,000	$ 15,707,000	$ –	$ –	$ 12,141,000	$ 23,181,000
Interest (income) expense	–	–	–	–	(55,000)	(25,000)	(55,000)	(25,000)
Depreciation and amortization	565,000	222,000	394,000	177,000	–	–	959,000	399,000
Net earnings (loss)	(2,204,000)	1,523,000	(2,244,000)	519,000	(1,340,000)	(939,000)	(5,788,000)	1,103,000
Property and equipment	6,420,000	3,420,000	5,171,000	3,213,000	–	–	11,591,000	6,633,000
Intangible assets and goodwill	27,287,000	4,391,000	14,427,000	14,427,000	–	–	41,714,000	18,818,000
Total assets	59,842,000	31,345,000	30,022,000	27,686,000	–	–	89,864,000	59,031,000
Capital expenditures	423,000	176,000	461,000	409,000	–	–	884,000	585,000

Nine months ended September 30:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 27,051,000	$24,183,000	$ 30,988,000	$ 32,852,000	$ –	$ –	$ 58,039,000	$ 57,035,000
Interest (income) expense	–	–	–	–	(80,000)	26,000	(80,000)	26,000
Depreciation and amortization	1,262,000	584,000	1,049,000	376,000	–	–	2,311,000	960,000
Net earnings (loss)	1,016,000	6,440,000	(3,772,000)	(737,000)	(2,818,000)	(2,314,000)	(5,574,000)	3,389,000
Property and equipment	6,420,000	3,420,000	5,171,000	3,213,000	–	–	11,591,000	6,633,000
Intangible assets and goodwill	27,287,000	4,391,000	14,427,000	14,427,000	–	–	41,714,000	18,818,000
Total assets	59,842,000	31,345,000	30,022,000	27,686,000	–	–	89,864,000	59,031,000
Capital expenditures	709,000	847,000	1,856,000	630,000	–	–	2,565,000	1,477,000

5. Segmented information (continued):

(b) Sales by geographic segment:

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
US	$ 8,129,000	$ 20,239,000	$ 42,179,000	$ 48,759,000
Canada	2,197,000	784,000	8,352,000	3,564,000
Europe	615,000	194,000	3,562,000	928,000
Other	1,200,000	1,964,000	3,946,000	3,784,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Assets by geographic segment:

	September 30, 2005	December 31, 2004
US	$ 69,068,000	$ 38,466,000
Canada	20,796,000	24,341,000

(d) Major customers:

During the nine-month period ended September 30, 2005, the Wireless Business Unit had sales to one customer in the US totaling $25.6 million (2004 - $26.2 million)

csi wireless.

CSI Wireless Inc.
Interim Management Discussion and Analysis
Third Quarter ended September 30, 2005

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of November 2, 2005 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other related markets. Through the integration of GPS and wireless technologies, CSI serves several emerging high-growth markets including precision guidance in agriculture, consumer-based desktop cellular telephones and commercial and consumer telematics.

Results of Operations

Summary of Quarterly Results

(000's)	For the Quarters Ended							
	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005
Sales	$ 9,948	$ 15,146	$18,707	$23,181	$24,524	$22,198	$ 23,701	$ 12,141
Gross margin	3,555	5,575	6,672	7,328	6,640	7,279	7,758	3,229
Expenses								
Research & development	1,732	2,026	2,559	2,763	2,184	2,583	2,520	2,819
Selling	1,039	1,027	1,216	1,197	1,148	1,313	2,319	2,250
Dealer selling commissions	-	-	-	-	-	-	1,485	252
General & administrative	952	1,128	1,160	1,257	924	1,378	1,556	1,758
Stock-based compensation	-	134	159	204	198	209	227	302
Depreciation & amortization	296	261	300	399	526	497	855	959
	4,019	4,576	5,394	5,820	4,980	5,980	8,962	8,340
Earnings (loss) before the following	(464)	999	1,278	1,508	1,660	1,299	(1,204)	(5,111)
Interest (income) expense	168	103	(52)	(24)	11	(30)	(1)	(55)
Foreign exchange (gain) loss	40	108	(294)	388	600	(33)	(56)	732
Premium on preferred shares	52	62	64	41	-	-	-	-
	(724)	726	1,560	1,103	1,049	1,362	(1,147)	(5,788)
Loss (recovery) from arbitration	(135)	-	-	-	-	-	-	-
	(589)	726	1,560	1,103	1,049	1,362	(1,147)	(5,788)
Current tax (recovery) expense	-	-	-	-	145	45	(45)	-
Net income (loss) for the period	$ (589)	$ 726	$ 1,560	$ 1,103	$ 904	$ 1,317	$ (1,102)	$ (5,788)
Income (loss) per common share*	$ (0.02)	$ 0.03	$ 0.05	$ 0.03	$ 0.03	$ 0.04	$ (0.03)	$ (0.13)

*Calculated using quarterly weighted averages

Nine Months Ended September 30, 2005 versus Nine Months Ended September 30, 2004

Revenues

For the nine month period ended September 30, 2005, revenues of $58.0 million are up by 2% relative to revenues of $57.0 million in 2004.

Hemisphere GPS revenues for this period have increased by 12% from $24.2 million to $27.1 million with increases seen in agricultural guidance, marine and GIS sales. Revenue growth has been tempered by the decline in the US dollar, which has weakened by 8% year-to-date, as Hemisphere GPS revenues have increased by approximately 21% prior to the impact of foreign exchange. Agricultural guidance revenues in 2005 have been impacted by the acquisition of the Outback business early in the second quarter of 2005. The Company now sells the Outback product line directly to the end customer at higher prices than prior to the acquisition of the Outback business, when the products were sold to the distributor – RHS, Inc. – who sold to the end customer.

Wireless Unit revenues for the year of $31.0 million are down 6% from $32.9 million in 2004. The decline in revenues is entirely related to the weakening US dollar relative to 2004. Revenues have increased by 2% prior to the impact of foreign exchange. Desktop cellular phone volume shipments over the first nine months of 2005 have increased by over 50% relative to 2004. Desktop cellular revenues, however, have increased by only 12%, prior to the impact of foreign exchange, as the mix of product is shifting from TDMA phones to GSM, which have a lower selling price.

Gross Margins

Year-to-date gross margins of $18.3 million and 32% are down from margins of $19.6 million and 34% in 2004.

Hemisphere GPS year-to-date gross margins of $13.0 million have increased from $12.6 million in 2004. In percentage terms, gross margins have decreased to 48% in 2005 from 52% in 2004. The most significant factor contributing to the reduction arises from the accounting treatment that must be applied to the acquired inventory that CSI had previously sold to RHS. Until that inventory is consumed, percentage margins on sales of Outback products will be slightly lower compared to the percentage margins that CSI realized on sales of Outback products to RHS prior to the acquisition. During 2006, the acquired inventory will be fully sold, and the acquisition of the Outback business will result in a significant improvement in the margins realized on sales of the Company's Outback GPS guidance products.

Wireless year-to-date gross margins are 17% compared to 21% in 2004. As the weighting of desktop cellular phones moves from TDMA to GSM, Wireless gross margins decline as the GSM phones generally have a lower margin than TDMA due to greater competitive pressures. The Company continues to focus on cost reduction on its GSM phones. Since its introduction, the GSM desktop cellular phone cost has been reduced by approximately 30%.

Operating Expenses

Year-to-date operating expenses have increased by $7.5 million, or 47% over 2004. The greatest contributor to this increase is operating expenses related to the Outback business acquired during the second quarter, which has added $5.1 million of operating expenses in 2005. Selling expenses have increased as a result of the Outback acquisition and from the expansion of sales and marketing activities related to the desktop cellular telephone. Depreciation and amortization expense has increased due to a higher level of fixed assets compared to 2004. General and administrative costs have increased as a result of a settlement payment and year-to-date legal expenses totaling approximately $600 thousand relating to the settlement of a legal dispute. The settlement reached on this matter provides the Company with greater certainty with respect to certain aspects of its future business and product direction. No further costs are expected to be incurred in relation to this matter.

Other

The Company has realized a foreign exchange loss of $644 thousand during the first nine months of 2005 compared to a loss of $202 thousand in 2004. This loss relates primarily to the impact of a weakening US dollar on

the translation of US dollar denominated working capital into Canadian dollars. Prior to hedging, the foreign exchange loss for the first nine months of 2005 was approximately $1.0 million. Hedging gains have been realized of approximately $370 thousand, which have been netted against this loss.

Management implemented a foreign exchange risk management program in early 2005, to hedge the Company's US dollar working capital against exchange rate fluctuations. The Board of Directors of CSI has recently approved an increase in the authorized hedging limit to reflect the increase in the Company's US dollar working capital.

Loss

The Company has realized a loss of $5.6 million, or ($0.14) per share (basic and diluted) in 2005, compared to income of $3.4 million, or $0.11 (basic) and $0.10 (diluted) per share in 2004.

Quarter Ended September 30, 2005 versus Quarter Ended June 30, 2005

Revenues

Revenues in the quarter of $12.1 million were a 49% decrease from second quarter revenue of $23.7 million.

Revenues in the Company's GPS Business Unit ("Hemisphere GPS") were $5.6 million in the third quarter, down 52% from $11.6 million in the second quarter. The third quarter of the calendar year has historically been the slowest quarter for sales to the precision agriculture market, which make up over 80% of Hemisphere GPS' revenues. The seasonality in these markets will have a greater impact on the Company's revenues as a result of the acquisition of the Outback business which closed during the second quarter of 2005, as the sales are generally made directly to the end customer rather than to distributors. In addition to seasonality, Hemisphere GPS revenues continue to be impacted by dry weather conditions that have affected North America, South America, Europe and Australia during 2005.

Revenues from the Wireless Business Unit of $6.5 million were a 46% decrease from revenues of $12.1 million in the second quarter. TDMA shipments during the quarter were lower due to an inventory build-up in the distribution channel. This inventory has been drawn down and new purchase orders were received during the third quarter. GSM volumes were lower in the quarter as a result of reduced shipments destined for Latin America.

Gross Margins

Gross margins of $3.2 million were down by 58% from $7.8 million in the second quarter this year. In percentage terms, gross margins of 27% in the third quarter were down from 33% in the second quarter.

Hemisphere GPS gross margins in the third quarter of 2005 were 42% compared to 48% in the second quarter of 2005. This reduction was entirely related to the allocation of fixed manufacturing overhead costs against lower revenues realized during the quarter.

Wireless gross margins in the third quarter of 2005 were 13% compared to 19% in the second quarter of 2005. This reduction is a result of a greater weighting of GSM phones compared to the higher-margin TDMA phones, together with the impact of the allocation of fixed manufacturing overhead costs against lower revenues.

Operating Expenses

Operating expenses of $8.3 million in the third quarter decreased by 7% from the second quarter. The primary driver of this reduction was lower dealer commissions, which vary directly with Outback revenues. Research and development expenses increased primarily as a result of costs associated with the development and implementation of the Company's recently announced Crescent™ GPS technology. General and administrative costs in the second quarter include a settlement payment and legal expenses totaling approximately $475 thousand relating to the settlement of the legal dispute described earlier.

Interest and Other

The Company earned interest income, net of interest expense, of $55 thousand in the third quarter, compared to $1 thousand in the second quarter of 2005. The Company is earning interest income on its cash balance, offset by interest expense on capital leases and long-term debt assumed with the Outback business.

The Company incurred a foreign exchange loss of $733 thousand in the third quarter of 2005 versus a gain of $56 thousand during the second quarter. Prior to hedging, the foreign exchange loss realized during the quarter was approximately $1.05 million. Foreign currency hedging transactions generated a hedging gain of $321 thousand during the quarter.

Loss

The Company realized a loss in the third quarter of $5.8 million, or ($0.13) per share (basic and diluted), compared to a loss of $1.1 million, or $0.03 per share (basic and diluted) in the second quarter. The increase in the loss relates primarily to lower revenues and gross margins, and the foreign exchange loss.

Quarter Ended September 30, 2005 versus Quarter Ended September 30, 2004

Revenues

On a year-over-year quarterly basis, revenues of $12.1 million decreased by 48% from $23.2 million in the third quarter of 2004.

Revenues in Hemisphere GPS of $5.6 million decreased by 24% from $7.5 million in 2004 primarily as a result of lower agricultural guidance sales. This reduction has been driven by an increased exposure to the seasonality of this market due to the acquisition of the Outback business, from dry weather conditions in key markets and from the impact of a weaker US dollar.

Wireless Unit revenues of $6.5 million decreased by 59% from $15.7 million in the third quarter of 2004 as a result of lower TDMA desktop cellular telephone sales and a weaker US dollar.

Gross Margins

Gross margins of $3.2 million were down by 56% from $7.3 million in the third quarter of 2004, due to lower revenues. In percentage terms, gross margins of 27% in the third quarter of 2005 were down from 32% in the third quarter of 2004. Hemisphere GPS gross margins of 42% were lower than the 49% realized in 2004 as a result of allocating fixed manufacturing overheads across lower revenues. Margins in the Wireless Unit were 13%, down from 23% in the third quarter of 2004. Margins were lower as a result of a greater weighting of GSM desktop cellular phones, which generally realize lower margins than the Company's TDMA phones due to competitive pressures. In addition, margins are lower due to the allocation of fixed manufacturing overheads over lower revenues.

Operating Expenses

Operating expenses for the third quarter of 2005 increased by $2.5 million to $8.3 million from $5.8 million in the third quarter of 2004. This increase was due primarily to the addition of operating expenses of the Outback business of approximately $1.8 million in 2005, settlement and legal costs of $475 thousand related to a legal dispute, and increased depreciation and amortization costs resulting from higher fixed asset levels.

Loss

The Company realized a loss of $5.8 million, or ($0.13) per share (basic and diluted) in the third quarter of 2005, compared to income of $1.1 million, or $0.03 (basic and diluted) in the third quarter of 2004.

Use of Non-GAAP Financial Measures

The Company reports non-GAAP (Generally Accepted Accounting Principles) financial measures called "Non-GAAP Earnings" and "Non-GAAP Diluted EPS" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supersede or replace the Company's GAAP financial results. Non-GAAP Earnings and Non-GAAP Diluted EPS do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

(000's)	Three Months Ended		Nine Months Ended	
	Sep 30 2005	Sep 30 2004	Sep 30 2005	Sep 30 2004
GAAP net income (loss)	$ (5,788)	$ 1,103	$ (5,574)	$ 3,389
Amortization of acquisition inventory step-up cost	578	-	2,174	-
Non-GAAP Earnings	$ (5,210)	1,103	$ (3,400)	$ 3,389
Non-GAAP Diluted EPS	$ (0.12)	$ 0.03	$ (0.09)	$ 0.10

The Company excludes the amortization of acquisition inventory step-up charges from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP at the carrying cost of the seller (RHS) at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand at the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by both CSI and RHS.

The total margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to better understand the margins that are expected to be earned on this product line once this inventory has been sold, management reports the amount of "acquisition inventory step-up cost" that is amortized in the cost of sales each quarter until the purchased inventory has been sold. The balance of unamortized inventory step-up cost at the end of the third quarter was approximately $1.9 million after taking into account the portion amortized, as well as the change in the foreign exchange rate.

Liquidity and Capital Resources

CSI Wireless held cash of $12.5 million at the end of the third quarter compared to a balance of $15.1 million at the end of the second quarter. The primary items impacting the cash balance during the third quarter were:

- Cash used in operations, prior to working capital changes was $4.7 million.
- Accounts receivable and inventory declined during the quarter, however, these declines were more than offset by cash used to pay down accounts payable in the quarter.
- Inventories decreased to $14.0 million at September 30, 2005 from $15.2 million at the end of June 2005. Although it was necessary for RHS to carry a large inventory of Outback product, as the manufacturer and distributor of the Outback products, CSI will carry a much lower level of inventory moving forward both because the Company will be able to better optimize the end-to-end chain as manufacturer and distributor, and because our carrying value will be significantly lower than it was for RHS. As a result, the Company expects inventory levels to continue to decline as the acquired Outback product inventory is sold.
- During the third quarter, 2,556,618 share purchase warrants were exercised for total proceeds of $5.1 million and 111,062 stock options were exercised for proceeds of $248 thousand.

Total capital spending, including assets acquired under capital lease, in the third quarter was approximately $1.5 million. Approximately $1 million of the capital related to information technology-related capital incurred for hardware and software to upgrade the Company's network infrastructure and operating system.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of CSI's long-term debt and capital lease obligations at September 30, 2005:

	Payments Due by Period		
	Total	less than 1-year	1 to 3 years
Long-term debt	$ 904,441	$ 468,323	$ 436,118
Capital lease obligations	1,540,587	867,968	672,619
Total	$ 2,445,028	$ 1,336,291	$ 1,108,737

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

There were no changes in accounting policies or significant estimates in the quarter.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless announces $4M of new desktop cellular telephone purchase orders

Calgary, Alberta – Nov. 9, 2005 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced $4 million of new purchase orders for CSI's desktop cellular telephones. The orders are for CSI's increasingly popular GSM-based phones, and are to be fulfilled by Jan. 31, 2006.

"These orders are indicative of the continuing strength of our fixed wireless business," said Stephen Verhoeff, CSI Wireless' President and CEO. "The fourth quarter should see us ship a record volume of phones, and we expect more growth as cellular carriers that have tested and approved our phones for use on their networks increase their quarterly purchases."

The purchase orders that CSI Wireless announced today follow $13 million of similar orders announced Sept. 28, most of which are to be shipped in the fourth quarter of 2005. The combination of these orders reflects both continuous business that CSI Wireless has under contract, and individual purchase orders from carriers that recently approved the phones for their networks' use.

"Market interest in our desktop cellular or fixed wireless phones is escalating in the many countries where conventional copper-wire phone service is unavailable or very expensive" Mr. Verhoeff said. "We are now selling our phones in several regions around the world."

CSI Wireless' GSM phones have been approved by 23 cellular carriers worldwide. Another 39 GSM carriers are progressing through product testing and approval processes. Meanwhile, CSI's TDMA phone has become the most popular TDMA desktop cellular phone in Latin America.

CSI began manufacturing a TDMA-based desktop cellular telephone in late 2002. The 300 Series phone has become very popular in Mexico and other Latin American markets. Following the 300 Series' success, CSI entered the much larger GSM market – including networks in 170 countries worldwide encompassing more than 70% of global cellular users – by introducing two GSM desktop cellular phones.

The 400 Series is an entry-level GSM product for consumers wanting superior-quality voice service at a competitive price, while the 410 Series provides the same superior-quality voice service plus the added capability of data through GPRS enabling the added value and convenience of supporting text-messaging, internet and email capabilities.

Desktop cellular phones enable rapid, low-cost telecommunications service to consumers in regions throughout the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to *portable* cellular phones, desktop cellular phones provide much broader signal range and better voice quality. They plug into standard AC electrical power outlets, and resemble standard desktop or wall-mounted phones. The primary markets for CSI's desktop cellular phones are private homes and small businesses.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Desktop Cellular Telephones, Precision Guidance in Agriculture, and Telematics. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEPHEN A. VERHOEFF, President and Chief Executive Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 2, 2005



Stephen A. Verhoeff
President and Chief Executive Officer

File No.
82-34943

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, CAMERON OLSON, Vice President, Finance and Chief Financial Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 2, 2005

Cameron Olson
Vice President, Finance and Chief Financial Officer

G:\051434\0001\CFO Certification interim cert (Transition Period).doc

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Reports Third Quarter Results

Seasonality impacts CSI's Q3 financial results

Calgary, Alberta – Nov. 2, 2005 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today released financial results for the third quarter ended Sept. 30, 2005.

CSI reported a year-over-year decrease in revenues for the third quarter to $12.1 million, as compared to $23.2 million for the third quarter of 2004. CSI reported a third-quarter net loss of $5.8 million, or ($0.13) per share basic and diluted in 2005, compared to third-quarter net income of $1.1 million, or $0.03 per share basic and diluted in 2004. Seasonal effects of GPS sales to the precision agriculture markets, dry weather in key markets and delayed desktop cellular phone contracts were the primary factors for the decreased revenues.

"This was a challenging quarter," stated Stephen Verhoeff, CSI's President and CEO, "but while our results were below our targets, we view this as an anomaly that is not representative of the health of our business. Year-to-date we have shipped over 50% more desktop cellular phones in 2005 than we did at this point in 2004, and based on the orders that we announced at the end of the third quarter, our fourth quarter phone shipments will be a new volume record for the Company. In addition, while Hemisphere GPS has been challenged this year by dry weather and seasonality, we are now approaching the strongest selling season for agriculture, and remain the leader in this market."

As a result of the Company's acquisition of the Outback business from RHS Inc. ("RHS"), which closed on April 8, 2005, CSI's quarterly GPS revenues derived from sales to the precision agriculture market will experience significant seasonality each year, with the third quarter generally being the slowest quarter, and the first quarter generally being the strongest.

This revenue segment has contributed over 80% of CSI's total GPS revenues year-to-date in 2005, thus the seasonal effects are noticeable. Prior to the acquisition of the Outback business, CSI was able to spread agricultural GPS production and sales more evenly across all four quarters, when supplying its key distributor, RHS. Subsequent to the acquisition, CSI is directly selling to a seasonal end-user market.

At the end of the third quarter, CSI announced $13 million of new desktop cellular phone contracts. These contracts were expected to close earlier in the quarter. The later closing resulted in the majority of revenues from these orders being recognizable instead in the fourth quarter of 2005, and the rest during the first quarter of 2006. While differing country-specific firmware requirements and multiple approval processes added length to the sales cycles, the Company is currently working to close several large opportunities for GSM fixed wireless telephones.

CSI's blended gross margins of 27% in the third quarter decreased from 32% recorded in the third quarter of last year. Hemisphere GPS margins were lower than in 2004 as a result of the accounting treatment that must be applied to inventory acquired in the second quarter acquisition of the Outback business that CSI had previously sold to RHS. Until this inventory has been sold, margins on sales of Outback product will be slightly lower than the percentage margins that CSI realized on sales of Outback guidance product to RHS prior to the acquisition. However, during 2006, once the acquired inventory has been sold, the acquisition of the Outback business will result in a significant improvement in the margins realized on sales of the Company's Outback GPS guidance products.

Wireless product gross margins were lower in the quarter compared to 2004, as a result of a higher weighting of lower-margin GSM phone sales relative to higher-margin TDMA phone sales and from the allocation of fixed

manufacturing overhead costs across a lower revenue level. TDMA product sales accounted for 100% of fixed wireless sales in the third quarter of last year.

Year-over-year operating expenses of $8.3 million in the third quarter of 2005 increased by $2.5 million, or 43% from $5.8 million in the third quarter of 2004, primarily due to the acquisition of the Outback business. The consolidation of the Outback business with CSI's operations resulted in additional operating expenses of approximately $1.8 million in the third quarter. Because the Outback operations relate primarily to sales, marketing and distribution, selling expenses increased the most as a result of the acquisition. In addition, a new category of expense has been included in CSI's Statement of Operations and Deficit to report dealer selling commissions. These commissions represent incentives paid to third-party dealers in the Outback North American distribution channel. Because these expenses vary directly with North American Outback product sales, disclosure as a separate expense category provides the most meaningful disclosure.

During the third quarter, the Company realized a foreign exchange loss of $733 thousand compared to a loss of $388 thousand in 2004. This loss relates primarily to impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars. Prior to hedging, the foreign exchange loss realized during the quarter was approximately $1.05 million. Foreign currency hedging transactions generated a hedging gain of $321 thousand during the quarter, which has been netted against this loss. CSI's Board of Directors has recently approved an increase in the hedging limit to reflect the increase in the Company's US dollar working capital.

Use of Non-GAAP Financial Measures

Commencing in the second quarter of 2005 quarter, CSI began reporting non-GAAP ("Generally Accepted Accounting Principles") financial measures called "Non-GAAP Earnings" and "Non-GAAP Diluted EPS" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supersede or replace the Company's GAAP financial results. Non-GAAP Earnings and Non-GAAP Diluted EPS do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. .

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

(000's)	Three Months Ended		Nine Months Ended	
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
GAAP net income (loss)	$ (5,788)	$ 1,103	$ (5,574)	$ 3,389
Amortization of acquisition inventory step-up cost	578	-	2,174	-
Non-GAAP earnings (loss)	$ (5,210)	$ 1,103	$ (3,400)	$ 3,389
Non-GAAP diluted EPS	$ (0.12)	$ 0.03	$ (0.09)	$ 0.10

The Company excludes the amortization of the acquisition inventory step-up cost from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP accounting at the carrying cost of the seller at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand on the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by CSI and RHS.

The total CSI margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost." In order to better understand the margins that are expected to be earned on this product line once the purchased inventory has been sold, management will report the amount of "acquisition inventory step-up cost" that is amortized in cost of sales each quarter until the purchased inventory has been sold. At the end of the third quarter, the total acquisition inventory step-up cost remaining in inventory totaled $1.9 million relating to three product lines. The Company expects that the step-up cost related to the Outback S product will be fully amortized late in 2005 or early in 2006. The amount related to the Outback eDrive and 360 products should be fully amortized during the first or second quarter of 2006.

Business Segments

During the second quarter, CSI acquired the Outback business operations from its customer RHS Inc. to become the world's largest after-market supplier of agricultural GPS guidance products. The combined GPS entity, Hemisphere GPS, owns the Outback and Satloc brand names.

The Outback product line, designed and manufactured by CSI, was distributed exclusively through RHS and commands a leading market share in the after-market precision farming market. Initially sold only in North America, the Outback line is now being sold in several international markets including South America, Europe and Australia, as the Outback brand receives increased recognition and respect worldwide.

"2005 has been a challenging year for agriculture markets, with dry weather conditions impacting a number of our key markets including Brazil, Europe, Australia and parts of North America," explained Mr. Verhoeff. "In addition, higher fuel and fertilizer costs have consumed a higher share of farm capital spending. In spite of the issues impacting 2005, we believe that the significant efficiencies and benefits of GPS guidance products, particularly in light of increasing fuel and fertilizer costs, will ultimately result in industry expansion as GPS is adopted as mainstream technology by farmers."

CSI's third-quarter GPS revenues were $5.6 million in 2005, a decrease from $7.5 million in 2004 – demonstrating the new impact of seasonality on sales to the agricultural market. GPS revenues were below CSI's expectations for the quarter as a result of lower sales in the Southern Hemisphere due to drought and economic conditions experienced in certain of the Company's target markets, and to softer conditions generally in the agriculture market. In the first nine months of 2005, CSI's GPS revenues increased 12% to $27 million compared to the first nine months of 2004. After eliminating the impact of the weakening US dollar, which has declined 8% year over year, Hemisphere GPS revenues have increased by over 20% compared to the third quarter of 2004.

GPS gross margins in the third quarter were 42%, compared to 49% in the third quarter of 2004. Lower margin percentages resulted primarily from the impact of consolidating the Outback business during the quarter, which will earn lower percentage margins when compared to CSI's corresponding margins on sales of Outback products in 2004, until the purchased inventory is sold. In addition, margins are lower due to the allocation of fixed manufacturing overhead across lower revenues.

The net third-quarter loss for Hemisphere GPS prior to corporate costs, interest and foreign exchange was $2.2 million in 2005 versus income of $1.5 million in 2004. This resulted primarily from lower net operating earnings in agricultural products, due to lower-than-expected revenues in the third quarter of 2005 stemming largely from macroeconomic factors.

The Company's Wireless Business Unit produced third-quarter revenues of $6.5 million in 2005 compared to $15.7 million in 2004. The decrease is the result of later-than-expected closing of new contracts in 2005. Approximately $13 million of new orders were received at the end of the quarter and will be delivered mostly in the fourth quarter of 2005.

Wireless Unit revenues for the first nine months of 2005 were $31 million, down 6% from $32.9 million in 2004. The decline in revenues is entirely related to the weakening US dollar relative to 2004, with revenues increasing by 2% after adjusting for the impact of foreign exchange. While desktop cellular volumes for the year have increased

by more than 50% compared to 2004, the revenue increase is not as great, as the mix of product is shifting from TDMA to GSM phones, which have lower selling prices.

Third-quarter gross margins in the Wireless Business Unit were 13% in 2005, compared to 23% in 2004. The margin decrease results from a heavier weighting of sales of CSI's GSM phones which currently have lower margins than CSI's TDMA-based phones and from the allocation of fixed manufacturing overhead across a lower revenue level.

Third-quarter net operating results for the Wireless Unit prior to corporate costs, interest and foreign exchange were a loss of $2.2 million in 2005 compared to earnings of $519 thousand in 2004. The operating loss related to the delayed signing of desktop cellular contracts and to increased telematics operating expenses related to the Location-Tag program, which is expected to be launched in the fourth quarter.

Operational Highlights

- CSI's Hemisphere GPS established a strategic partnership with CLAAS KGaA mbH, one of the world's largest farm machinery manufacturers, to design and supply high-performance GPS receivers and auto-steering systems for use throughout CLAAS product lines, including tractors.

- CSI received $13 million in purchase orders for its TDMA and GSM desktop cellular telephones.

- CSI's new GSM phones have been approved by 23 cellular carriers with another 39 carriers having received product samples.

- CSI's new Asset-Link™ 410 and Asset-Link™ 150 telematics products received approval from four major cellular carriers for use on their networks, and generated more than $1 million of initial sales.

- CSI's Asset-Link™ products, installed in all 31 cars competing in the North American Solar Challenge, the world's longest solar car race, dramatically enhanced drivers' safety and security while also playing a pivotal role in boosting public interest in the 11-day, 4,000-kilometre race.

Liquidity and Capital Resources

CSI Wireless held cash of $12.5 million at the end of the third quarter and working capital was $28.5 million. Long-term debt of $904 thousand at September 30, 2005 was assumed in connection with the Outback acquisition.

During the third quarter, 2,556,618 share purchase warrants were exercised for total proceeds of $5.1 million. Most of these warrants were issued in connection with a private placement equity financing in August 2003 and had an expiration date of August 8, 2005.

Conference Call – Wednesday November 2 at 11:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Wednesday, Nov 2 at 11:00 a.m. (Eastern Time) to discuss the financial results and provide updates on operations.

To participate, please dial 416-644-3426 or 1-866-250-4892 approximately 10 minutes before the conference call.

Please note that a live Web cast of this conference call will also be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later reviewing.

A recording of the conference call will be available for one week starting at 12:00 p.m. EST on November 2. Please dial 1-877-289-8525 and enter the reservation number 21160667# to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
Sales	$ 12,140,798	$ 23,181,376	$ 58,039,328	$ 57,034,820
Cost of sales	8,912,010	15,853,075	39,775,291	37,458,757
	3,228,788	7,328,301	18,264,037	19,576,063
Expenses:				
Research and development	2,819,242	2,763,337	7,922,170	7,348,594
Selling	2,250,117	1,197,234	5,881,680	3,440,330
Dealer selling commissions	251,985	–	1,735,347	–
General and administrative	1,757,892	1,257,106	4,685,720	3,545,414
Stock based compensation	301,665	204,421	737,342	497,065
Depreciation and amortization	958,625	398,613	2,311,309	959,736
	8,339,526	5,820,711	23,273,568	15,791,139
Earnings (loss) before undernoted items	(5,110,738)	1,507,590	(5,009,531)	3,784,924
Foreign exchange loss	732,889	387,678	644,122	202,399
Interest (income) expense	(55,284)	(24,535)	(79,917)	26,079
Redemption premium on preferred shares	–	41,367	–	167,524
Net earnings (loss)	(5,788,343)	1,103,080	(5,573,736)	3,388,922
Deficit, beginning of period	(18,728,051)	(20,949,921)	(18,942,658)	(22,837,629)
Change in accounting policy	–	–	–	(398,134)
Deficit, end of period	$(24,516,394)	$(19,846,841)	$(24,516,394)	$(19,846,841)
Earnings (loss) per common share:				
Basic	$ (0.13)	$ 0.03	(0.14)	$ 0.11
Diluted	$ (0.13)	$ 0.03	(0.14)	$ 0.10
Weighted average shares outstanding:				
Basic	43,332,724	32,984,664	38,539,245	31,500,675
Diluted	43,563,001	34,608,024	39,007,166	33,020,955

CSI WIRELESS INC.

Consolidated Balance Sheets

	September 30, 2005	December 31, 2004
	(unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 12,496,703	$ 10,253,440
Accounts receivable	9,238,731	18,218,500
Inventories	14,010,003	7,149,906
Prepaid expenses and deposits	813,224	629,930
	36,558,661	36,251,776
Property and equipment	11,591,343	7,737,275
Intangible assets	4,891,545	–
Goodwill	36,822,133	18,818,176
	$ 89,863,682	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,717,071	$ 11,674,507
Current portion of long-term debt	468,323	–
Current portion of capital lease obligations	867,968	1,162,147
	8,053,362	12,836,654
Long-term debt	436,118	–
Capital lease obligations	672,619	462,537
Shareholders' equity:		
Share capital	103,456,310	67,273,700
Contributed surplus	1,761,667	1,176,994
Deficit	(24,516,394)	(18,942,658)
	80,701,583	49,508,036
	$ 89,863,682	$ 62,807,227

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Cash flows from (used in) operating activities:				
Net earnings (loss)	$ (5,788,343)	$ 1,103,080	$ (5,573,736)	$ 3,388,922
Items not involving cash:				
Depreciation and amortization	958,625	398,613	2,311,309	959,736
Stock based compensation	301,665	204,421	737,342	497,065
Unrealized foreign exchange loss	(153,476)	–	(153,516)	–
Redemption premium on preferred shares	–	41,367	–	167,524
Foreign exchange gain (loss) on preferred shares	–	(46,909)	–	44,092
	(4,681,529)	1,700,572	(2,678,601)	5,057,339
Change in non-cash operating working capital:				
Accounts receivable	1,630,895	(2,960,792)	3,285,931	(4,094,961)
Inventories	1,187,682	(1,563,579)	2,798,517	12,933
Prepaid expenses and deposits	(209,162)	(382,518)	(113,044)	(434,330)
Accounts payable and accrued liabilities	(4,397,482)	287,460	(6,398,333)	1,415,120
Redemption premium on preferred shares	–	(652,750)	–	(652,750)
	(6,469,596)	(3,571,607)	(3,105,530)	1,303,351
Cash flows from (used in) financing activities:				
Bank indebtedness	–	–	–	(2,557,939)
Senior long-term debt	–	–	–	(761,672)
Other long-term debt	(136,749)	–	(275,933)	–
Capital leases	(425,130)	(431,554)	(1,366,896)	(490,066)
Preferred share retraction	–	(1,994,520)	–	(1,994,520)
Issue of share capital, net of share issue costs	5,355,164	627,866	22,311,386	16,838,367
	4,793,285	(1,798,208)	20,668,557	11,034,170
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(883,949)	(584,682)	(2,565,254)	(1,477,079)
Business acquisition	–	–	(12,754,510)	–
	(883,949)	(584,682)	(15,319,764)	(1,477,079)
Increase (decrease) in cash position	(2,560,260)	(5,954,497)	2,243,263	10,860,442
Cash and cash equivalents, beginning of period	15,056,963	16,814,939	10,253,440	–
Cash and cash equivalents, end of period	$ 12,496,703	$ 10,860,442	$ 12,496,703	$ 10,860,442
Supplemental disclosure:				
Interest paid	$ 32,145	$ 25,226	$ 174,200	$ 159,575
Interest received	$ 75,598	$ 53,540	$ 179,692	$ 122,622

File No.
82-34943

Hemisphere GPS csi wireless

www.hemispheregps.com - www.csi-wireless.com Toronto Stock Exchange Symbol: CSY

Hemisphere GPS introduces new Outback S2 ag guidance system

Integrating Hemisphere's new Crescent™ technology enables Outback S2 to achieve 50% increase in accuracy and performance from previous models

Calgary, Alberta – Nov. 1, 2005 - (TSX:CSY) – Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, today announced the latest addition to its industry-leading Outback® family of products for agricultural guidance.

The Outback S2 builds on the success of Hemisphere's very popular Outback S guidance system. Integrating Hemisphere's new Crescent® receiver technology into the Outback S2 enables it to achieve a 50% increase in accuracy and performance over previous models.

Hemisphere's exclusive Crescent technology also enables the Outback S2, which will be available for purchase in January 2006, to achieve:

- Faster start-up and GPS signal acquisition times
- Improved update rates of 10Hz
- Lower power consumption
- Radar-simulated ground speed output

The Outback S2 is an easy-to-install, easy-to-use, low-cost guidance system featuring a highly robust 10Hz differential GPS WAAS (Wide Area Augmentation System) receiver and Steering Guide™. It enables operators to drive straight rows, with no skipped areas and minimal overlaps, to achieve major cost savings in fuel, fertilizer, and virtually all other production input costs.

"The Outback S, and now the much-improved Crescent-equipped Outback S2, are the core agricultural guidance systems around which we have designed and built our entire Outback product line, and successfully marketed it throughout North America plus a growing number of regions in South America, Europe and Australia," said Rick Heiniger, President of Hemisphere GPS, a wholly owned subsidiary of CSI Wireless Inc.

Hemisphere's other Outback-brand products include:

1) the Outback eDrive GPS Automated Steering System – an easy-to-install hands-free system that automatically steers tractors, combines and self-propelled sprayers along straight or curved rows. Operators need their hands on the steering wheel only when turning their vehicles at the end of each row. eDrive automatically disengages at the end of each row when it's time to turn, and automatically re-engages when the turn is completed and the vehicle is near where the next row should start. The new Outback S2 will significantly enhance Outback eDrive's steering accuracy.

2) the Outback 360 GPS Mapping System, featuring a high-resolution color screen that offers operators a 360-degree bird's eye view of their fields. Using the Outback 360 in conjunction with the Outback S or new Outback S2, operators can essentially look down from the sky – monitoring the progress of a farm vehicle as it moves across a field.

3) the Outback Hitch™ GPS Implement Guidance System that enables the hitch between the agricultural implement and tractor to automatically adjust to the left or right. Using GPS signals, the Outback Hitch keeps implements precisely on track – no short-cuts on contours or sliding down hillsides.

About Hemisphere GPS
Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, CSI and Crescent. Hemisphere is a leader in the design and development of GPS and Differential GPS technology. For more information, go to www.hemispheregps.com.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Rick Heiniger	Cory Pala	Jeff Adams
President	Investor Relations	Public Relations Manager
Hemisphere GPS	E-vestor Communications Inc.	CSI Wireless Inc.
816-595-5542	416-657-2400	403-259-3311/615-8747 (cell)
rheiniger@hemispheregps.com	cpala@evestor.com	jadams@csi-wireless.com

Hemisphere GPS | csi wireless

www.hemispheregps.com - www.csi-wireless.com - Toronto Stock Exchange Symbol: CSY

Hemisphere GPS supplying heading products for famed Volvo Ocean Race

Vector heading systems installed on three sailboats in round-the-world competition

Calgary, Alberta, Canada – Oct. 31, 2005 - (TSX:CSY) – Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, is supplying Vector heading systems to three of the seven sailboats competing in the Volvo Ocean Race – a seven-month, 31,000-mile, globe-circling odyssey involving some of the world's best sailors.

The three multi-million-dollar sailboats are the:

1) Pirates of the Caribbean, sponsored by the U.S.-based Walt Disney entertainment conglomerate;
2) ABN-AMRO One, sponsored by ABN-AMRO, the Holland-based international financial institution; and
3) Ericsson Racing Team, sponsored by Ericsson, the Sweden-based telecommunications giant

All three boats will be using state-of-the-art Vector products for heading accuracy when the Volvo Ocean Race – widely known as the Mount Everest of ocean racing – begins on Nov. 6.

The Volvo Ocean Race travels through some of the world's most demanding and treacherous seas. Boats and crews will be pushed to the limits of their endurance as they navigate through sweltering calms, iceberg-filled oceans, and gales that can blow for weeks on end.

The Pirates of the Caribbean, ABN-AMRO and Ericsson racing teams equipped their sailboats with Vector products because they are among the very best in the world, says Mark Cox of Diverse Yacht Services (http://www.diverseyachts.com/da/13779), a British marine electronics and hardware firm that is providing a range of support services to the teams.

"We do extensive research – looking for the best marine electronics products in the world – to help our clients get an edge," Mr. Cox said. "Our research tells us that Hemisphere's Vector products process and provide heading data at extremely fast rates."

Therefore, the Pirates of the Caribbean, ABN-AMRO and Ericsson teams all asked Diverse Yacht Services to install Vector systems on their sailboats. The systems were purchased from Hemisphere GPS' European distributor, Saderet Limited (www.saderet.co.uk), in Buckinghamshire, England.

The Volvo Ocean Race will begin this Sunday with a week-long, spectator-oriented "in-port race" in which the seven crews will display their sailing and navigation skills in and around the Spanish port of Sanxenxo. On Nov. 12, they will depart from Vigo, Spain, and travel south around Africa's Cape Horn, east to Australia/New Zealand and onward to the southern

tip of South America, then up the west coasts of South and North America to New York, across the Atlantic to England, and north to the finish line in Gothenburg, Sweden (Volvo's headquarters) on June 17, 2006.

"This will be an excellent demonstration of the Vector's capabilities," Mr. Cox said. "Timely, accurate headings are essential for these teams to perform at their maximum potential."

Rick Heiniger, President of Hemisphere GPS, a wholly owned subsidiary of CSI Wireless Inc., said: "We're delighted that the very experienced crews of three of the world's fastest and best-equipped sailboats have chosen Vector products for their all-important headings. It represents an important, high-profile endorsement of Hemisphere's marine GPS products."

The Pirates of the Caribbean, ABN-AMRO and Ericsson boats have been outfitted with Hemisphere's Vector Sensor product that calculates accurate heading and position utilizing Hemisphere's proprietary GPS technology. Along with the Vector Sensor, two multipath-resistant antennas are used to receive the GPS signals. Increasing the distance between the two antennas can increase the system's heading accuracy. With the antennas two meters apart, the Vector Sensor computes heading information with better than 0.15 degrees accuracy – matching or exceeding the accuracy of competitors' products while being significantly more affordable.

In addition to marine applications, the Vector Sensor serve the machine control market that includes agriculture, heavy construction equipment, cranes, communications and other industries for which accurate headings are essential.

Hemisphere also designs and manufactures the Vector, a rugged "smart antenna" heading system that combines the electronics and antennas into a single half-meter enclosure. Using a Hemisphere-patented moving base station Real-Time Kinematic (RTK) technique, as well as integrated gyro, tilt and magnetic sensors, the Vector provides heading information to within half-degree (0.5) accuracy – exceeding IMO type approval standards, and enough to replace traditional gyrocompasses for many applications at only a fraction of the cost.

Vector products, available worldwide through a variety of channels, are also used for positioning. They achieve sub-meter positioning accuracy using decoded correction data from land-based Coast Guard beacon stations or Space-Based Augmentation Systems such as North America's WAAS, Europe's EGNOS and Japan's MSAS.

About the Volvo Ocean Race
The Volvo Ocean Race dates from 1973, when the first was held. It was known then as the Whitbread Round the World Race because Whitbread PLC, an international conglomerate, provided crucial financial backing. Whitbread sponsored similar races every four years until 2001, when Volvo assumed overall sponsorship. The 2005-2006 edition will feature seven boats competing in nine long-distance legs of open-ocean sailing, broken up by seven short-distance "in-port races" at various locations around the world. For more Volvo Ocean Race information, go to http://www.volvooceanrace.org/index.aspx?bhcp=1

About Hemisphere GPS
Hemisphere GPS is a global player in rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping, and the world's largest after-market supplier of GPS products for use in Agricultural Guidance. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, CSI and now Crescent. Hemisphere is a leader in the design and development of GPS and Differential GPS technology. For more Hemisphere GPS information, go to http://www.hemispheregps.com/main/index.php?ap=home.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more CSI information, go to www.csi-wireless.com.

For more information, please contact:

Rick Heiniger
President
Hemisphere GPS
816-595-5542
rheiniger@hemispheregps.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747
jadams@csi-wireless.com

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Board Change

Calgary, Alberta – Oct 12, 2005 – CSI Wireless Inc. today reported that Mr. Hamid Najafi has resigned from the Company's Board of Directors.

Mr. Najafi is the founder and CEO of Broadlink Research Inc., which specializes in wireless communications consulting. Broadlink and CSI have begun to work together on certain business opportunities. As a result, Mr. Najafi indicated in his resignation letter to the CSI board that representing both Broadlink and CSI could create conflicts of interest and therefore felt it appropriate to resign from his position as a director with the Company.

"This decision is aligned with our board's strong focus on good corporate governance practices," said Stephen Verhoeff, CSI's President and CEO.

Mr. Najafi was the founder and head of Wireless Link, which CSI acquired in 2000. After the acquisition, he joined CSI's board and also began serving as its Chief Technology Officer (CTO). He resigned as CTO in 2002 and thereafter established Broadlink.

"I would like to publicly thank Hamid for the contributions he has made to the success of CSI," Mr. Verhoeff said. "Hamid has helped to ensure that our company's wireless business is well-positioned to meet future market demands. We look forward to continuing to work with him through his role with Broadlink."

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff	Cory Pala	Jeff Adams
President & CEO	Investor Relations	Public Relations Manager
CSI Wireless Inc.	E-vestor Communications Inc.	CSI Wireless Inc.
403-259-3311	416-657-2400	403-259-3311/615-8747 (cell)
	cpala@evestor.com	jadams@csi-wireless.com

File No.
82-34943

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer:

CSI Wireless Inc.
4110 - 9th Street S.E.
Calgary, Alberta T2G 3C4

Item 2. Date of Material Change:

September 28, 2005

Item 3. News Release:

Press Releases announcing the material change were issued on September 28, 2005 through Canada NewsWire.

Item 4. Summary of Material Change:

In its press release, CSI Wireless Inc. ("CSI", "CSI Wireless" or the "Company") provided an estimate of its financial results for the third quarter ending September 30, 2005 and provided details regarding recently received purchase orders for CSI's desktop cellular telephones.

CSI indicated that its third-quarter results have been impacted by the later than anticipated closing of more desktop cellular telephone contracts and by a second consecutive quarter of softness in agricultural industry demand for GPS products. In addition, as a result of the acquisition of the Outback business from RHS Inc. in the second quarter of this year, CSI Wireless' GPS business has become very seasonal due to the precision agriculture market, where the third quarter of each year is the slowest and the first quarter is the strongest.

CSI Wireless currently expects that third-quarter revenues will be approximately $11.5 million, accompanied by a loss of $5.5 million. These results are preliminary estimates because the Company has not yet completed its quarterly accounting process and review.

CSI Wireless also announced that it recently received approximately $13 million of new purchase orders for its desktop cellular telephones. Management had anticipated these purchase orders of GSM and TDMA phones would close earlier in the third quarter. Management now expects to realize the majority of revenues from these orders during the fourth quarter of 2005, and the rest during the first quarter of 2006.

Differing country-specific firmware requirements and multiple approval processes added length to the sales cycles which have now begun to close. The Company is currently working to close several opportunities for GSM fixed wireless applications.

As a result of purchased inventory from the Outback acquisition, a required inventory adjustment decreases margins in 2005. This is temporary while CSI Wireless draws down the Outback inventory, and in 2006 the profitability of the business model improves significantly.

CSI Wireless will provide further details and a market outlook with its full third-quarter financial results, expected in early November.

Item 5. **Full Description of Material Change:**

See Item 4.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable

Item 7. **Omitted Information:**

Not applicable

Item 8. **Executive Officer:**

Cameron Olson
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 259-3311

Item 9. **Date of Report**

September 29, 2005

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless provides update on Q3 results and announces new purchase orders

$13M of new desktop cellular telephone orders received for next 2 quarters

Calgary, Alberta – Sept. 28, 2005 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today provided an estimate of its financial results for the third quarter ending September 30, 2005 and provided details regarding recently received purchase orders for CSI's desktop cellular telephones.

Third-quarter results have been impacted by the later than anticipated closing of more desktop cellular telephone contracts and by a second consecutive quarter of softness in agricultural industry demand for GPS products. In addition, as a result of the acquisition of the Outback business from RHS Inc. in the second quarter of this year, CSI's GPS business has become very seasonal due to the precision agriculture market, where the third quarter of each year is the slowest and the first quarter is the strongest.

CSI Wireless currently expects that third-quarter revenues will be approximately $11.5 million, accompanied by a loss of $5.5 million. These results are preliminary estimates because the Company has not yet completed its quarterly accounting process and review.

CSI Wireless also announced today that it recently received approximately $13 million of new purchase orders for its desktop cellular telephones. Management had anticipated these purchase orders of GSM and TDMA phones would close earlier in the third quarter. Management now expects to realize the majority of revenues from these orders during the fourth quarter of 2005, and the rest during the first quarter of 2006.

Differing country-specific firmware requirements and multiple approval processes added length to the sales cycles which have now begun to close. The Company is currently working to close several large opportunities for GSM fixed wireless applications.

"We are very disappointed that a number of factors have contributed to an unimpressive third quarter for the Company," stated Stephen Verhoeff, President and CEO of CSI Wireless. "Although we commenced the year with very strong momentum in our GSM desktop cellular telephone business, we have experienced sales cycles that are much longer than we had expected and this will have a particularly significant impact on the third quarter. However, the outlook for sales of CSI's desktop cellular phones in the remainder of 2005 and through 2006 is very exciting, based on the recent orders received and on a number of very significant international opportunities we are pursuing."

The third quarter also showed continued softness in the markets for CSI's GPS products, primarily in agricultural markets. "We are continuing to see the same negative impact from regionalized drought and certain macro conditions on our international and North American product sales," stated Rick Heiniger,

President of CSI's Hemisphere GPS division. "However, as we move into the stronger selling season for agricultural and certain other GPS products, we are focused on integrating new technology into our product lines that will add value, increase sales, and build on our very strong market position."

As a result of purchased inventory from the Outback acquisition, a required inventory adjustment decreases margins in 2005. This is temporary while CSI draws down the Outback inventory, and in 2006 the profitability of the business model improves significantly.

"While the third quarter is below our expectations, we believe it is a temporary anomaly," Mr. Verhoeff said. "The fourth quarter will show significant improvement, and we expect to return to profitability in the first quarter of 2006 – maintaining CSI's long-term track record of strong growth. Despite the third-quarter loss, we still maintain a healthy balance sheet."

CSI Wireless will provide further details and a market outlook with its full third-quarter financial results, expected in early November.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com